UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2003 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G/A (AMENDMENT NO. 7)
CUSIP NO.   67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Steven J. Lund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Steven J. Lund: United States of America

NUMBER OF	5	SOLE VOTING POWER Steven J. Lund: 1,047,711**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Steven J. Lund: 989,620**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Steven J. Lund: 1,047,711**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Steven J. Lund: 989,620**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Steven J. Lund: 2,037,331**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Steven J. Lund: 2.9%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Steven J. Lund: IN

SCHEDULE 13G/A (AMENDMENT NO. 7)
CUSIP NO.   67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Kalleen Lund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Kalleen Lund: United States of America

NUMBER OF	5	SOLE VOTING POWER Kalleen Lund: 975,249**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Kalleen Lund: 14,371**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Kalleen Lund: 975,249**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Kalleen Lund: 14,371**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Kalleen Lund: 989,620**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Kalleen Lund: 1.4%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Kalleen Lund: IN

SCHEDULE 13G/A (AMENDMENT NO. 7)
CUSIP NO.  67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by Steven J. Lund and Kalleen Lund (referred to individually by name and referred to collectively as the "Reporting Persons").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

	(c)	Citizenship:

The Reporting Persons are both citizens of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable.

Item 4		Ownership.

Steven J. Lund:

(a)

Steven J. Lund beneficially owns or may be deemed to beneficially own 2,037,331 shares of Class A Common Stock. 1,950,498 shares of Class A Common Stock are held by SJL NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by such reporting person. The filing of the above statement shall not be construed as an admission that Steven J. Lund is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as

SCHEDULE 13G/A (AMENDMENT NO. 7)
CUSIP NO.   67018T-10-5

amended, the beneficial owner of the following shares which were included in the 2,037,331 shares of Class A Common Stock referenced above: 14,371 shares of Class A Common Stock held indirectly as a co-trustee for The Steven J. and Kalleen Lund Foundation; and 72,463 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

(b)	Steven J. Lund beneficially owns or may be deemed to beneficially own 2,037,331 shares of Class A Common Stock which would constitute 2.9% of the number of shares of outstanding Class A Common Stock.

(c)

(i)         Steven J. Lund has sole power to vote or direct the vote of 1,047,711 shares of Class A Common Stock held as follows: 975,249 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company and 72,463 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

(ii)         Steven J. Lund has or may be deemed to have shared power to vote or direct the vote of 989,620 shares of Class A Common Stock as follows: 975,249 shares of Class A Common Stock held by SJL NS-Holdings, LLC, which his wife has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and 14,371 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation.

(iii) Steven J. Lund has sole power to dispose or direct the disposition of 1,047,711 shares of Class A Common Stock held as follows: 975,249 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which he has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company, and 72,463 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

(iv) Steven J. Lund has or may be deemed to have shared power to dispose or direct the disposition of 989,620 shares of Class A Common Stock as follows: 975,249 shares of Class A Common Stock held by SJL NS-Holdings, LLC, which his wife that she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and 14,371 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation.

Kalleen Lund:

(a)

Kalleen Lund beneficially owns or may be deemed to beneficially own 989,620 shares of Class A Common Stock. 975,249 shares of Class A Common Stock are held by SJL NS-Holdings, LLC, a limited liability company

SCHEDULE 13G/A (AMENDMENT NO. 7)
CUSIP NO. 67018T-10-5

and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by such reporting person. The filing of the above statement shall not be construed as an admission that Kalleen Lund is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 989,620 shares referenced above: 14,371 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation.

(b)	Kalleen Lund beneficially owns or may be deemed to beneficially own 989,620 shares of Class A Common Stock which would constitute 1.4% of the number of shares of outstanding Class A Common Stock.

(c)

(i)         Kalleen Lund has sole power to vote or direct the vote of 975,249 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(ii) Kalleen Lund has shared power to vote or direct the vote of 14,371 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation.

(iii) Kalleen Lund has sole power to dispose or direct the disposition of 975,249 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which she has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company.

(iv) Kalleen Lund has shared power to dispose or direct the disposition of 14,371 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation.

Item 5	Ownership of Five Percent or Less of a Class.

The Reporting Persons are filing this report to report their beneficial ownership of the Class A Shares has dropped below five percent.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reportedon By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

           The undersigned by signing below hereby confirm this joint filing is made on behalf of each of them.

SCHEDULE 13G/A (AMENDMENT NO. 7)
CUSIP NO.   67018T-10-5

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Steven J. Lund
By: Steven J. Lund
Dated: February 12, 2004

/s/ Kalleen Lund
By: Kalleen Lund
Dated: February 12, 2004